[LETTERHEAD OF RP FINANCIAL, LC. APPEARS HERE]

                                                                  EXHIBIT 8.3

                                        January 20, 1998



Board of Directors
Baltimore County Savings Bank, F.S.B.
4111 E. Joppa Road
Suite 300
Baltimore, Maryland  21236

Re:  Plan of Conversion:  Subscription Rights

Gentlemen:

     All capitalized terms not otherwise defined in this letter have the meanings given such terms in the Plan of Reorganization and Plan of Stock Issuance adopted by the Board of Directors of Baltimore County Savings Bank, F.S.B. ("BCSB" or the "Bank"). Pursuant to the Plan of Reorganization and Plan of Stock Issuance, BCSB will become a wholly-owned subsidiary of BCSB Bankcorp, Inc. (the "Holding Company"), a Federal corporation, and BCSB Bankcorp, Inc. will issue a majority of its common stock to Baltimore County Savings Bank, M.H.C. (the "MHC"), and sell a minority of its common stock to the public.

     We understand that in accordance with the Plan of Reorganization and Plan of Stock Issuance Subscription Rights to purchase shares of Common Stock in the Holding Company are to be issued to: (1) Eligible Account Holders; (2) the ESOP;
(3) Supplemental Eligible Account Holders; and (4) Other Members. Based solely upon our observation that the Subscription Rights will be available to such parties without cost, will be legally non-transferable and of short duration, and will afford such parties the right only to purchase shares of Common Stock at the same price as will be paid by members of the general public in the Community Offering, but without undertaking any independent investigation of state or federal law or the position of the Internal Revenue Service with respect to this issue, we are of the belief that, as a factual matter:

     (1)  the Subscription  Rights will  have no  ascertainable market value;
          and,

     (2) the price at which the Subscription Rights are exercisable will not be more or less than the pro forma market value of the shares upon issuance.


     Changes in the local and national economy, the legislative and regulatory environment, the stock market, interest rates, and other external forces (such as natural disasters or significant world events) may occur from time to time, often with great unpredictability and may materially impact the value of thrift stocks as a whole or the Holding Company's value alone. Accordingly, no assurance can be given that persons who subscribe to shares of Common Stock in the Subscription Offering will thereafter be able to buy or sell such shares at the same price paid in the Subscription Offering.

                                        Very truly yours,

                                        RP FINANCIAL, LC.

                                        /s/ Ronald S. Riggins

                                        Ronald S. Riggins
                                        President